December 22, 2006

Dear Optionholder:

     The purpose of this letter is to advise you that Bema Gold Corporation (‘‘Bema’’ or the ‘‘Company’’) and Kinross Gold Corporation (‘‘Kinross’’) have entered into an agreement with respect to the business combination of Bema and Kinross (the ‘‘Agreement’’). The business combination will be effected by way of statutory plan of arrangement of Bema pursuant to Section 192 of the Canada Business Corporations Act (the ‘‘Transaction’’), whereby Kinross will acquire all of the outstanding common shares of Bema (the ‘‘Bema Shares’’) and effect certain related transactions. Under the Transaction, Bema shareholders will receive 0.4447 of a common share of Kinross (‘‘Kinross Share’’) plus Cdn$0.01 in cash for each Bema Share. Subject to obtaining court approval and satisfying all other conditions to closing, including the approval of Bema’s shareholders, it is anticipated that the Transaction will be completed in early February 2007.

     Each Bema option (‘‘Bema Option’’) outstanding immediately prior to the first moment in time on the date the Certificate of Arrangement is issued (the ‘‘Effective Time’’), whether vested or not, shall be exchanged for a fully-vested option granted by Kinross (a ‘‘Kinross Replacement Option’’) to acquire the number of Kinross Shares equal to the product of: (A) the number of Bema Shares subject to the Bema Option immediately before the Effective Time and (B) 0.4447 of a Kinross Share plus the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash, provided that if the foregoing would result in the particular holder holding a Kinross Replacement Option exercisable for a fraction of a Kinross Share, then the number of Kinross Shares otherwise issuable on the exercise of such Kinross Replacement Option shall be rounded down to the nearest whole number of Kinross Common Shares. The exercise price per Kinross Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus the amount of the portion of a Kinross Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent).

     Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefore, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director at law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date of termination of employment or ceasing to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall meet the requirements under subsection 7(1.4) of the Income Tax Act (Canada).

     The above-noted steps will occur automatically as part of the Transaction. The document currently evidencing the Bema Option holder’s rights will continue to evidence such rights, and no further action is required on the part of holders of Bema Options.

Yours very truly,

Clive Johnson	R. Stuart Angus
Director and Chairman of the Board	Director and Chairman of the Special Committee